

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0306

Mail Stop 3561

April 3, 2007

Cindy Swank, President
APD Antiquities, Inc.
1314 S. Grand Blvd., Suite 2-250
Spokane, WA 99202

> **Re:** **APD Antiquities, Inc.**
> **Form 10-KSB for Fiscal Year Ended**
> **December 31, 2005**

Dear Ms. Swank:

We have completed our review of your Form 10-KSB and related filings and have no further comments at this time.

Sincerely,

Tia Jenkins
Senior Assistant Chief Accountant
Office of Emerging Growth
Companies